Exhibit 99.1

Santiago, April 25, 2017
GG/144/2017

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
Present

Ref.: Material Event: Resignation of Director

Dear Mr. Superintendent,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets and Chapter 18-10 of the Updated Compilation of Norms of the Superintendence of Banks and Financial Institutions, we inform the Superintendency of the following Material Event:

At the ordinary meeting held on April 25, 2017, the board of directors of Itaú Corpbanca was informed of and accepted the resignation of Mr. João Lucas Duchene as member of the board, due to professional commitments.

As a consequence, the board of directors of Itaú Corpbanca also agreed to appoint Mr. Duchene's replacement on a future board of directors' meeting.

This event has been qualified as material in the referred board of directors' meeting.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
Itaú Corpbanca

cc: Superintendency of Banks and Financial Institutions
cc: Santiago Stock Exchange
cc: Electronic Stock Exchange
cc: Valparaíso Stock Exchange